# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWEGG COMMERCE, INC., CIK 0001474627
CUSIP: G6483G209
Title of class of securities: Common Shares, US$0.43696 par value per share
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Date of event which requires filing of this statement: 06/11/2026
Filed by CIK 0002114022
Persons authorized to receive notices and communications: Zhitao He, 18/F, Xintu Tower 451 Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province, China (F4), 310051, 86-0571-2828-0882; Digital Grid (Hong Kong) Tech, c/o Zhotao He, 18/F, Xintu Tower,, 451 Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province, China (F4), 310051, 86-0571-2828-0882; Ruth Jin, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 919 Third Avenue, New York, New York (NY), 10022, 212-935-3000

## Reporting persons
- Hangzhou Lianluo Interactive Information Technology Co., Ltd. (CIK 0001682829): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,147,329; sole dispositive power 0; shared dispositive power 11,147,329; aggregate amount beneficially owned 11,147,329 (53.13% of the class)
  Comment: The 11,147,329 Common Shares reflected on lines 8, 10 and 11 consist of (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid and (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00 per share owned by Hangzhou Lianluo that are exercisable within 60 days. The percentage reflected on line 13 is calculated based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
- Digital Grid (Hong Kong) Technology Co., Limited (CIK 0002114022): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,141,079; sole dispositive power 0; shared dispositive power 11,141,079; aggregate amount beneficially owned 11,141,079 (53.12% of the class)
  Comment: The percentage reflected on line 13 is calculated based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
- Hyperfinite Galaxy Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,946; sole dispositive power 0; shared dispositive power 2,946; aggregate amount beneficially owned 2,946 (0.01% of the class)
  Comment: The percentage reflected on line 13 is calculated based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
- He Zhitao (CIK 0001965303): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 684,869; shared voting power 11,150,275; sole dispositive power 684,869; shared dispositive power 11,150,275; aggregate amount beneficially owned 11,835,144 (54.63% of the class)
  Comment: The 11,150,275 Common Shares reflected on lines 8 and 10 consist of (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00 per share held by Hangzhou Lianluo that are exercisable within 60 days, and (iii) 2,946 Common Shares held by Hyperfinite, through Mr. Zhitao He's 100% ownership of Hyperfinite. The 684,869 Common Shares reflected on lines 7 and 9 consist of vested stock options held by Mr. Zhitao He that are exercisable within 60 days for 684,869 Common Shares at an exercise price of $10.95 per share. The 11,835,144 Common Shares reflected on line 11 consist of (i) 11,141,079 Common Shares held by Digital Grid, through Hangzhou Lianluo's 100% ownership of Digital Grid, (ii) warrants to purchase 6,250 Common Shares at an exercise price of $352.00 per share held by Hangzhou Lianluo that are exercisable within 60 days, (iii) 2,946 Common Shares held by Hyperfinite, through Mr. Zhitao He's 100% ownership of Hyperfinite, and (iv) vested stock options held by Mr. Zhitao He that are exercisable within 60 days for 684,869 Common Shares at an exercise price of $10.95 per share. The percentage reflected on line 13 is calculated based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, US$0.43696 par value per share
Name of issuer: NEWEGG COMMERCE, INC.
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3"), dated June 15, 2026, amends and supplements the Schedule 13D filed on June 1, 2021 (the "Initial Statement"), as amended by the Schedule 13D/A filed on December 22, 2022 (the "First Amended Statement") and as further amended by the Schedule 13D/A filed on August 11, 2025 (the "Second Amended Statement," and together with the Initial Statement, First Amended Statement, and this Amendment No. 3, the "Schedule 13D") by the Reporting Persons (as defined in the Initial Statement) and relates to the common shares, par value $0.43696 per share (the "Common Shares"), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the "Issuer"). The principal executive office of the Issuer is located at 21688 Gateway Center Drive, Suite 300 Diamond Bar, CA 91765. The Issuer's Common Shares are listed on the NASDAQ Capital Market under the symbol "NEGG." Except as otherwise provided herein, each item of the Initial Statement, as amended by the Second Amended Statement, remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Schedule 13D is unchanged and is incorporated herein by reference.
Residence or business address: Item 2(b) of the Schedule 13D is unchanged and is incorporated herein by reference.
Present principal occupation or employment: Item 2(c)of the Schedule 13D is unchanged and is incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated as follows:

None
Civil proceedings (securities laws) in the last five years:
Item 2 (e) Civil Proceeding is hereby amended and restated as follows:

On April 11, 2023, the Industrial and Commercial Bank of China ("ICBC") filed a lawsuit against Hangzhou Lianluo in the Hangzhou Court alleging that Hangzhou Lianluo failed to repay when due three separate loans, provided by ICBC to Hangzhou Lianluo, and was in breach of the related loan agreements. The estimated total amount owed under the loans, including interest, fees, expenses and penalties, as of March 31, 2026, was approximately RMB660 million (equivalent to 96 million USD based on currency exchange rate as of March 31, 2026). Hangzhou Lianluo did not pledge any Newegg Common Shares owned by it or Digital Grid as collateral to support the ICBC loans. As disclosed by Hangzhou Lianluo on February 26, 2024, the Hangzhou Court has ruled that Hangzhou Lianluo owed ICBC RMB332 million (including interest) under one such loan.

On May 27, 2024, Hangzhou Lianluo disclosed in its "Announcement on Proposed Application to the Court for Reorganization and Pre-reorganization" (Announcement No.: 2024-021) that it applied for reorganization to the Hangzhou Intermediate People's Court with jurisdiction for its reorganization and pre-reorganization on the grounds that the company was unable to pay its debts. Due to the Shenzhen Stock Exchange's final decision on August 2, 2024 to delist Hangzhou Lianluo's stock, the underlying conditions for reorganization have changed. Therefore, after comprehensive consideration, Hangzhou Lianluo has decided to temporarily suspend its reorganization proposal and may resume it once relevant conditions are met in the future.

On January 20, 2026, Hangzhou Lianluo publicly announced that Mr. Zhitao He had been detained by the Haibei Prefecture Supervisory Commission, a provincial-level supervisory authority of the People's Republic of China, pursuant to a Notice of Detention and Notice of Investigation. On February 24, 2026, Hangzhou Lianluo announced that Mr. Zhitao He had been released from detention and had resumed his normal duties. No civil proceeding or criminal charges resulted in this detention as of the date of this filing.
Citizenship: Item 2(f) of the Schedule 13D is unchanged and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Issuer's Common Shares reported herein as a result of the Merger. On May 12, 2021, Lianluo Smart Ltd ("LLIT") held a special shareholder meeting to, among other things, approve the Merger and amendment and restatement of its amended and restated memorandum and articles of association (the "Amended M&A"). The Amended M&A was filed with the Registrar of Corporate Affairs of the British Virgin Islands on May 14, 2021 and became effective on the same date. The Merger became effective as of May 19, 2021. As a result of the Merger, the Common Shares of the Issuer trade on the NASDAQ Capital Market under the stock symbol "NEGG".

At the effective time of the Merger, each share of the capital stock of the Issuer that was issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 5.8417 common shares of LLIT (the "exchange ratio"), plus the right, if any, to receive cash in lieu of fractional shares of LLIT (the "merger consideration"). The exchange ratio was equal to the Issuer's per share value divided by LLIT's per share value. The Issuer's per share value was equal to $880,000,000 divided by the number of outstanding Issuer's shares on October 23, 2020. LLIT's per share value was equal to (i) the volume-weighted average trading price of LLIT's Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October 16, 2020, as adjusted for a 1-to-8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of LLIT's Class A common shares and Class B common shares issued and outstanding on the date of merger agreement, after giving effect to such reverse stock split.

Reference is made to Item 6 of this Amendment No. 3, which is incorporated herein by reference. The 11,141,079 Common Shares held by Digital Grid (the "Pledged Shares") have been pledged by Digital Grid to Bank of China as collateral to support certain Loans. On or about June 11, 2026, Hangzhou Lianluo, Digital Grid, Bank of China, and Hangzhou Gaochi Information Consulting Co., Ltd., as the Guarantor (the "Guarantor"), entered into the Judgment Enforcement Guarantee Agreement (the "Cash Guarantee Agreement"), whereby the Guarantor will pledge RMB 5,000,000 as cash guarantee of the Loans in favor of Bank of China, and upon Bank of China's consent to remove the pledge-related restrictive legends from a certain number of the Pledged Shares, Digital Grid will dispose of such number of Pledged Shares pursuant to Rule 144 and use the proceeds from such sale to pay down the Loans that the Reporting Persons owe to Bank of China. Other than those possible dispositions described in Item 6, each of the Reporting Persons has no plans or proposals which would result in any disposition of the Common Shares or acquisition of additional Common Shares, except that from time to time, Mr. Zhitao He may acquire Common Shares pursuant to equity awards granted to him, as a director of the Issuer, by the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Hangzhou Lianluo may be deemed to beneficially own 11,147,329 Common Shares, which represent 53.13% of the Issuer's outstanding Common Shares calculated in accordance with Rule 13d-3 of the Exchange Act of 1934 ("Rule 13d-3"). Such beneficial ownership consists of (i) 11,141,079 Common Shares held by Digital Grid which Hangzhou Lianluo may be deemed to beneficially own through its 100% ownership of Digital Grid, and (ii) 6,250 Common Shares issuable upon the exercise of warrants held by Hangzhou Lianluo that are exercisable within 60 days at an exercise price of $352.00 per share.

Digital Grid may be deemed to beneficially own 11,141,079 Common Shares, which are held by Digital Grid and represent 53.12% of the Issuer's outstanding Common Shares calculated in accordance with Rule 13d-3.

Hyperfinite may be deemed to beneficially own 2,946 Common Shares, which are held by Hyperfinite and represent 0.01% of the Issuer's outstanding Common Shares calculated in accordance with Rule 13d-3.

Mr. Zhitao He may be deemed to beneficially own 11,835,144 Common Shares of the Issuer, which represent 54.63% of the Issuer's outstanding Common Shares calculated in accordance with Rule 13d-3. Such beneficial ownership consists of (i) 11,141,079 Common Shares held by Digital Grid, which Mr. Zhitao He may be deemed to beneficially own through Hangzhou Lianluo's 100% ownership of Digital Grid and Mr. Zhitao He's control of Hangzhou Lianluo, (ii) 6,250 Common Shares issuable upon the exercise of warrants held by Hangzhou Lianluo that are exercisable within 60 days at an exercise price of $352.00 per share, (iii) 2,946 Common Shares held by Hyperfinite, which Mr. Zhitao He may be deemed to beneficially own through his 100% ownership of Hyperfinite, and (iv) 684,869 Common Shares issuable upon the exercise of vested stock options held by Mr. Zhitao He that are exercisable within 60 days at an exercise price of $10.95 per share.

The percentage of the Issuer's outstanding Common Shares is calculated based on 20,973,423 Common Shares outstanding as of May 26, 2026, as reported in the Registration Statement on Form F-3 filed by the Issuer on June 1, 2026, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose:
Hangzhou Lianluo may be deemed to have shared voting power and shared dispositive power with regard to 11,147,329 Common Shares (consisting of (i) 11,141,079 Common Shares held by Digital Grid and (ii) 6,250 Common Shares issuable upon the exercise of warrants held by Hangzhou Lianluo) due to Hangzhou Lianluo's 100% ownership of Digital Grid and Mr. Zhitao He's control of Hangzhou Lianluo.

Digital Grid may be deemed to have shared voting power and shared dispositive power with regard to 11,141,079 Common Shares held by it due to Hangzhou Lianluo's 100% ownership of Digital Grid and Mr. Zhitao He's control of Hangzhou Lianluo.

Hyperfinite may be deemed to have shared voting power and shared dispositive power with regard to 2,946 Common Shares held by it due to Mr. Zhitao He's 100% ownership of Hyperfinite.

Mr. Zhitao He may be deemed to have shared voting power and shared dispositive power with regard to 11,150,275 Common Shares (consisting of (i) 11,141,079 Common Shares held by Digital Grid, (ii) 6,250 Common Shares issuable upon the exercise of warrants held by Hangzhou Lianluo, and (iii) 2,946 Common Shares held by Hyperfinite) due to Hangzhou Lianluo's 100% ownership of Digital Grid, Mr. Zhitao He's control of Hangzhou Lianluo, and Mr. Zhitao He's 100% ownership of Hyperfinite. Mr. Zhitao He may be deemed to have sole voting power and sole dispositive power with respect to 684,869 Common Shares issuable upon the exercise of vested stock options held by Mr. Zhitao He.
Transactions in the class effected during the past sixty days: On August 27, 2025, Mr. Zhitao He exercised vested stock options to acquire 16,135 Common Shares at an exercise price of $10.95 per share. On the same date, Mr. Zhitao He sold all 16,135 Common Shares at a price per share of approximately $62.01 on the open-market through a broker-dealer, pursuant to Rule 144 of the Securities Act of 1933. There have otherwise been no transactions in the shares of the Issuer's Common Shares effected by the Reporting Persons during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: As described in Item 6 of this Amendment No. 3, pursuant to the Cash Guarantee Agreement, all proceeds from the sale of a certain number of the Pledged Shares, that are owned by Digital Grid and pledged in favor of Bank of China, must be used to repay the outstanding Loans owed by Digital Grid and Hangzhou Lianluo to Bank of China. Such sale must be done upon Bank of China's prior consent, and the sale proceeds must be sent to a pre-agreed bank account. Accordingly, Bank of China has the power to direct the receipt of the proceeds from the sale of such Pledged Shares. Except the above, to the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The 11,141,079 Common Shares held by Digital Grid (the "Pledged Shares") have been pledged (the "Pledge") by Digital Grid to Bank of China Co., Ltd. Zhejiang Branch ("Bank of China") as collateral to support working capital loans and letters of credit (collectively, "Loans" and the relevant agreements, the "Credit Agreements") provided by Bank of China to Digital Grid, Hangzhou Lianluo and certain affiliates (exclusive of the Issuer). The Loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and Mr. Zhitao He. The total amount owed under the Loans, as of May 31, 2026, is about RMB334 million in RMB-denominated loans, plus $149.1 million in U.S. dollar-denominated loans, plus interest, fees and penalties on such amounts.

In May 2020, Bank of China filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People's Court in China alleging that the defendants have failed to repay the Loans when due and were in breach of the Credit Agreements. On December 31, 2021, such court entered a judgment in favor of Bank of China against the defendants, ruling that the defendants must repay Bank of China certain amounts owed under the Credit Agreements, which judgments were subsequently upheld by the Zhejiang Provincial People's Court.

The Loan Agreement and Pledge Agreement establishing the terms of the aforementioned Loans and Pledge were previously filed with the Initial Statement as Exhibits 4.1 and 4.2, respectively.

On February 10, 2021, Digital Grid, Hangzhou Lianluo and Bank of China entered into a Supplemental and Novation Agreement to the Pledge Agreement. This agreement provided for the continuation of the Pledge established under the Credit Agreements following the exchange of shares contemplated by the Merger. This agreement also provided for Bank of China's consent to the Merger. This agreement was filed as Exhibit 4.3 to the Initial Statement.

On January 26, 2022, a Share Exchange Agreement was entered into amongst Bank of China, Digital Grid, Hangzhou Lianluo, the Issuer and Newegg Inc. a Delaware corporation ("Newegg Inc."), reaffirming the continuation of the Pledge as to the shares of the Issuer received in the Merger. This agreement was filed as Exhibit 4.4 to the First Amended Statement.

On April 22, 2022, Digital Grid, Bank of China, Newegg Inc., the Issuer, and Hangzhou Lianluo entered into a Supplemental Agreement (the "Supplemental Agreement"), which was filed as Exhibit 4.5 to the First Amended Statement. The Supplemental Agreement provided for a mechanism pursuant to which Digital Grid could elect to sell shares of the Issuer subject to the Pledge prior to June 30, 2022, so long as the proceeds from the sale were used to pay down the Loans. However, no sales were made before June 30, 2022 and this agreement is no longer operative by its terms. This agreement was based in part on the anticipated closing of a public offering by the Issuer and a pending registration statement which, upon effectiveness, would allow certain shares of the Issuer under the Pledge to be sold. However, the registration statement which was filed was withdrawn on June 30, 2022.

On July 1, 2022, the Issuer filed a registration statement on Form F-3 (File No. 333-265985) (as amended, "Form F-3 Registration Statement"), providing, inter alia, for the offering of up to 60,000,000 shares of the Issuer owned by Digital Grid to be sold at times and in the manner determined by Digital Grid as permitted by and in accordance with the registration statement. That registration statement was declared effective on October 5, 2022.

On December 19, 2022, the aforementioned parties to the Supplemental Agreement entered into an Amended and Restated Supplemental Agreement (the "Amended and Restated Supplemental Agreement"), which was filed as Exhibit 4.6 to the First Amended Statement. This Amended and Restated Supplemental Agreement provided for a mechanism to remove the Pledge and other restrictions on the pledged shares of the Issuer owned by Digital Grid so long as Digital Grid sold the shares prior to November 30, 2023 pursuant to the Form F-3 Registration Statement (and other methods such as Rule 144 or Rule 10b5-1 sales) and the proceeds from such sale were to be used to pay down the Loan. However, no sales were made before November 30, 2023 or thereafter.

On or about June 11, 2026, Beijing Time, Bank of China, Digital Grid, Hangzhou Lianluo, and Hangzhou Gaochi Information Consulting Co., Ltd., as the Guarantor (the "Guarantor"), entered into the Judgement Enforcement Guarantee Agreement (the "Cash Guarantee Agreement") relating to the disposition of the Pledged Shares of the Issuer owned by Digital Grid. Pursuant to the Cash Guarantee Agreement, the Guarantor will deposit RMB 5,000,000 at its bank account established at Bank of China as cash guarantee of the Loans in favor of Bank of China, and Digital Grid can request Bank of China's consent to sell a number of Pledged Shares pursuant to Rule 144. The parties thereto agreed that, upon Bank of China's consent to remove pledge-related restrictive legends from a certain number of the Pledged Shares for Digital Grid to sell, Digital Grid shall sell such number of shares and will use the proceeds from such sale to pay down the Loans, and that if Digital Grid does not use the sales proceed to pay down the Loans, Bank of China can collect the same amount from the cash guarantee deposit of RMB 5,000,000. The Cash Guarantee Agreement is filed as Exhibit 4.7 to this Amendment No. 3.

The Reporting Persons have entered into an Amended and Restated Shareholders Agreement (the "Amended and Restated Shareholders Agreement") with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021. The Amended and Restated Shareholders Agreement is included as Exhibit 3.1 to the Initial Statement. The Amended and Restated Shareholders Agreement provides for various agreements amongst the parties thereto including transfer restrictions, preemptive rights, rights of first refusal on transfers in favor of the Issuer and the other shareholders parties thereto, as well as certain "market stand-off" provisions.

The Amended and Restated Shareholders Agreement was amended by the parties on March 22, 2022 (the "First Amendment") and was further amended on August 1, 2022 (the "Second Amendment") and on August 13, 2025 (the "Third Amendment" and, together with the Amended and Restated Shareholders Agreement, the First Amendment and the Second Amendment, the "Shareholders Agreement"). The First Amendment is filed as Exhibit 3.2 to the First Amended Statement. The Second Amendment is filed as Exhibit 3.3 to the First Amended Statement. The Third Amendment is filed as Exhibit 3.4 to this Amendment No. 3. Pursuant to these amendments, the first thirty-five point two-eight percent (35.28%) of the Issuer's Common Shares collectively held by the Reporting Persons as of May 19, 2021, is not subject to the right of first refusal restrictions provided in Section 1.03(a) of the Shareholders Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1

Directors and Executive Officers of the Reporting Persons (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

Exhibit 2

Agreement and Plan of Merger and Reorganization, dated October 23, 2020, by and among the Issuer, LLIT, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LLIT (incorporated by reference to Annex A to the Issuer's Report on Form F-4/A filed on April 12, 2021).

Exhibit 3

3.1 Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 4.2 of the Issuer's Registration Statement on Form F-1/A filed on December 10, 2021).

3.2 First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer's Form 6-K filed on April 28, 2022).

3.3 Second Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K filed on September 2, 2022).

3.4 Third Amendment to the Amended and Restated Newegg Inc. Shareholders Agreement (incorporated by reference to the Issuer's Report on Form 6-K filed on August 15, 2025).

Exhibit 4

4.1 Loan Agreement by and between Digital Grid and Bank of China, dated June 26, 2017 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.2 Pledge Agreement by and between Digital Grid and Bank of China, dated April 26, 2019 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.3 Supplemental and Novation Agreement to the Pledge Agreement by and among Digital Grid, Hangzhou Lianluo and Bank of China, dated February 10, 2021 (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

4.4 Share Exchange Agreement dated January 26, 2022 by and among Digital Grid, Bank of China, Newegg Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 22, 2022).

4.5 Supplemental Agreement dated April 22, 2022 by and among Digital Grid, Bank of China, Newegg Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 22, 2022).

4.6 Amended and Restated Supplemental Agreement dated December 19, 2022 by and among Digital Grid, Bank of China, Newegg Inc., the Issuer and Hangzhou Lianluo (incorporated by reference to the First Amended Statement filed by the Reporting Persons on December 22, 2022).

4.7 Cash Guarantee Agreement dated June 11, 2026 by and among Digital Grid, Bank of China, Hangzhou Lianluo, and Hangzhou Gaochi Information Consulting Co., Ltd., as the Guarantor (English translation and Chinese original).

Exhibit 5

Joint Filing Agreement dated May 27, 2021 by and among the Reporting Persons (incorporated by reference to the Initial Statement filed by the Reporting Persons on June 1, 2021).

## Signatures
- Hangzhou Lianluo Interactive Information Technology Co., Ltd.: /s/ Zhitao He, Zhitao He/Chairman and CEO (06/15/2026)
- Digital Grid (Hong Kong) Technology Co., Limited: /s/ Zhitao He, Zhitao He/Chairman and Sole Director (06/15/2026)
- Hyperfinite Galaxy Holding Limited: /s/ Zhitao He, Zhitao He/Sole Director (06/15/2026)
- He Zhitao: /s/ Zhitao He, Zhitao He (06/15/2026)